Exhibit 99.1

BANCOLOMBIA S.A. ANNOUNCES CLOSING OF THE SALE OF AN INVESTMENT IN PERU

Medellin, Colombia, July 12, 2019

Bancolombia S.A. announces that its subsidiaries Fiduciaria Bancolombia and Banca de Inversion Bancolombia, have closed the sale to TMF Group Americas B.V of 100% of the shares of FiduPeru S.A, a trust services company incorporated and with operations in Peru, transaction that was disclosed last November 26, 2018.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel.: (571) 4885934	Tel.: (574) 4041837